Item 77(C)
       Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders of ISI Strategy Fund, held on February 12, 2007, Shares were voted as summarized below on the following proposal presented to shareholders:
To elect the following individuals to serve as Fund
Directors:

Nominee             For                 Against  Abstain
W. Murray Jacques   4,966,188           0        15,994
Louis E. Levy       4,965,122           0        17,594
R. Alan Medaugh     4,961,923           0        20,792
Edward          A.  4,961,923           0        20,792
Kuczmarski

As of June 29, 2007, the Directors of ISI Strategy Fund were
R.  Alan  Medaugh Edward A. Kuczmarski, Louis  E.  Levy,  W.
Murray Jacques.